Exhibit 99.1
For Immediate Release
Qiao Xing Mobile to Build Specialty Retail Stores for its VEVA Brand Handsets in
Up-market Shopping Malls
Beijing, China (August 12, 2008) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets, through its subsidiary CEC Telecom Co., Ltd. (“CECT”), today announced that it plans to set up specialty retail stores in up-market shopping malls in China to serve as an innovative channel for the distribution of its luxury VEVA brand handsets. These specialty stores will offer one-stop solution and VIP services for its VEVA customers. In the VEVA retail stores, customers will be able to fully explore the fashionable and innovative design and features of the VEVA mobile handset rather than having to select one phone from the many hundreds of mobile phones in traditional electronic stores. In addition, the Company also plans to provide customized value-added services to its VEVA’s users in the future. By pressing a button on the VEVA phone, an user will be able to connect directly to VEVA’s 24-hour hotline that provides services including information on transportation, entertainment, restaurants, hotels, medical, gifts throughout major cities in China.
Mr. Wu Zhi Yang, Chairman of the Company, commented, “Establishing strategic alliances with domestic up-market shopping malls will be an innovation by Qiao Xing Mobile among the domestic players. We believe it will be a great distribution channel for our luxury brand handsets since the shopping experience in the VEVA specialty stores will be more enjoyable than that in traditional electronic stores, where customers mostly only have access to mock-up units rather than the real handset and thus, cannot fully experience the uniqueness of a mobile phone in such electronic stores. In addition, with the customized value-added services, the VEVA brand will represent not only a mobile phone, but also a life style. Our target is to establish around five hundred of such specialty stores in the whole of China, which we believe will work to enhance the image of the VEVA brand and help develop VEVA into one of best domestic luxury brands in the Chinese mobile handset market.”
About Qiao Xing Mobile Communication Co., Ltd.:
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit http://www.qxmc.com
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of August 12, 2008, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
     For further information:
     Ma Tao
     Qiao Xing Mobile Communication Co., Ltd.
     Tel:     +86-10-6250-1706
     Email: matao@cectelecom.com